KURV ETF TRUST
1 Letterman Drive, Building C, Suite 3-500
San Francisco, CA 94129

August 26, 2025

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:	Kurv ETF Trust (the “Trust”): Request for withdraw of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (File No. 333-233633 and 811-23473)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment No. 33 (“Post-Effective Amendment No. 33”) (Accession Number 0001999371-25-008315) to the Trust’s Registration Statement on Form N-1A (File Nos. 333-233633 and 811-23473) relating to the addition of LOGIQ Active Global Opportunities ETF (the “Fund”) as a new series of the Trust.

Post-Effective Amendment No. 33 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2025, pursuant to Rule 485(a) under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by Post-Effective Amendment No. 33. The Trust has determined not to move forward with this Fund.

The Trust is making this application for withdrawal of Post-Effective Amendment No. 33. The Trust believes that withdrawal of Post-Effective Amendment No. 33 is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission accept this application for withdrawal of Post-Effective Amendment No. 33.

If you have any questions concerning this application for withdrawal, please contact David J. Baum of Alston & Bird LLP, counsel for the Trust, at (202) 239-3346.

Very truly yours

/s/Howard Chan

Howard Chan
President
Kurv ETF Trust